Filed by Avista Corporation
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Avista Corporation
Commission File No.: 001-03701
     In connection with the proposed transaction, AVA Formation Corp. (“AVA”) has filed with the Securities and Exchange Commission (the “SEC”) a Proxy Statement-Prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The definitive Proxy Statement-Prospectus will be mailed to the stockholders of Avista. Investors and security holders are advised to read the Proxy Statement-Prospectus and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Avista, AVA and the proposed transaction. In addition, the Proxy Statement-Prospectus and other relevant materials filed by Avista or AVA with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Avista by contacting Avista at 1411 East Mission Avenue, Spokane, Washington 99202 or calling (509) 489-0500.
     Avista and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Avista stockholders with respect to the transactions contemplated by the Plan of Share Exchange. Information about the directors and executive officers of Avista and their interests in the transactions contemplated by the Plan of Share Exchange, including their ownership of Avista common stock, is set forth in the Proxy Statement-Prospectus.
     This communication contains forward-looking statements, including statements regarding the potential restructuring of Avista. Such statements are subject to a variety of risks, uncertainties and other factors, most of which are beyond Avista’s control, and many of which could have a significant impact on Avista’s operations, results of operations and financial condition, and could cause actual results to differ materially from those anticipated.
     For a further discussion of these factors and other important factors, please refer to Avista’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. The forward-looking statements contained in this communication speaks only as of the date hereof. Avista undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on Avista’s business or the extent to which any such factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
THE FOLLOWING TRANSCRIPT AND PRESENTATION MATERIALS ARE EXCERPTS FROM A COMPANY WIDE MEETING HELD ON FEBRUARY 23, 2006. AN AUDIO REPLAY OF THIS PORTION OF THE MEETING, TOGETHER WITH THE RELATED PRESENTATION MATERIALS, WILL BE MADE AVAILABLE ON AVISTA’S INTERNAL WEBSITE ON MARCH 3, 2006
EMPLOYEE MEETING TRANSCRIPT
GARY ELY— HOLDING COMPANY

GARY ELY — SCRIPT:
....HI, I CAN’T BE WITH YOU IN PERSON TODAY, SO I’M RECORDING THIS MESSAGE TO TELL YOU ABOUT AN IMPORTANT PROPOSAL TO CHANGE OUR CORPORATE STRUCTURE THAT HAS BEEN APPROVED BY OUR BOARD OF DIRECTORS.
THIS CHANGE, IF APPROVED BY OUR SHAREHOLDERS AND REGULATORS, WOULD RESULT IN THE FORMATION OF A HOLDING COMPANY THAT WOULD BECOME THE PARENT OF AVISTA UTILITIES, ON THE ONE HAND, AND ALL OTHER SUBSIDIARIES, ON THE OTHER.
I BELIEVE THIS CHANGE REPRESENTS A GREAT OPPORTUNITY. IT WOULD ALLOW OUR COMPANY TO RESPOND MORE EFFECTIVELY TO THE CHANGING BUSINESS CONDITIONS IN THE UTILITY INDUSTRY WHILE PROTECTING THE INTERESTS OF OUR CUSTOMERS AND SHAREHOLDERS.
YOU MIGHT NOTE THAT AS AN EMPLOYEE YOU WILL SEE LITTLE, IF ANY, CHANGE AS A RESULT OF THIS ACTION. NO CHANGE TO YOUR POSITION, PAY, BENEFITS OR PENSION WILL OCCUR AS A RESULT OF THIS CORPORATE RESTRUCTURING. ONLY A HANDFUL OF THE SENIOR OFFICERS WOULD BECOME EMPLOYEES OF THE HOLDING COMPANY AS REQUIRED BY STATE LAW.
THERE ARE SEVERAL REASONS FOR DOING THIS NOW.
FIRST, THE ENERGY POLICY ACT OF 2005 REMOVED MANY OF THE HOLDING COMPANY CONSTRAINTS FOR COMPANIES LIKE OURS THAT OPERATE IN MORE THAN ONE STATE, SO THE TIME IS RIGHT FOR CHANGE.
SECOND, A HOLDING COMPANY STRUCTURE WOULD ALLOW US TO ADDRESS REGULATORY CHANGES AND MANDATES WE’VE EXPERIENCED ON THE STATE AND NATIONAL LEVEL.
THIRD, WITH THE HOLDING COMPANY STRUCTURE, WE WOULD HAVE GREATER FINANCING FLEXIBILITY FOR OUR SUBSIDIARIES. THE FINANCIAL RESULTS OF

EACH OF AVISTA’S BUSINESSES WOULD BE MORE TRANSPARENT AND FINANCIAL ANALYSTS COULD EVALUATE EACH ENTITY ON ITS OWN MERITS.
FINALLY, THIS STRUCTURE WOULD POSITION THE HOLDING COMPANY TO MORE EASILY ENTER INTO NEW ENERGY RELATED BUSINESSES, IF IT MAKES BUSINESS SENSE TO DO SO.
WE BELIEVE THIS WILL BE SEEN AS STRENGTHENING OUR TRADITIONAL UTILITY OPERATIONS BECAUSE AVISTA UTILITIES WOULD NO LONGER HAVE THE BUSINESS RISK ASSOCIATED WITH OWNING THE OTHER AVISTA COMPANIES.
THERE ARE STILL SOME STEPS THAT HAVE TO BE TAKEN BEFORE THIS BECOMES OFFICIAL.
FIRST WE’LL OBTAIN REGULATORY APPROVAL FROM FERC AND THE REGULATORS IN WASHINGTON, IDAHO, OREGON, AND POTENTIALLY MONTANA, WITH THE CONDITION THAT THE STRUCTURE MUST BE APPROVED BY OUR SHAREHOLDERS.
THE SHAREHOLDERS WILL VOTE ON THE PROPOSAL AT THE ANNUAL MEETING ON MAY 11. IF THE SHAREHOLDERS APPROVE THE PROPOSAL, AND IF THE REGULATORS APPROVE OUR FILINGS, THE HOLDING COMPANY RESTRUCTURING COULD BE COMPLETED BY YEAR-END.
YOU PROBABLY HAVE QUESTIONS ABOUT THIS. WE’LL DO OUR BEST TO PROVIDE AS MUCH INFORMATION AS POSSIBLE AS THIS PROCESS CONTINUES.
I APPRECIATE THE GOOD WORK ALL OF YOU ARE DOING. OUR COMPANY WOULD NOT BE SUCCESSFUL WITHOUT THE TALENT AND COMMITMENT FROM EACH OF YOU.

ONE LAST NOTE: REMEMBER THE ONE PERSON WHO CAN MAKE A DIFFERENCE IN YOUR SAFETY IS YOU.
THANKS FOR YOUR ATTENTION TODAY.
ANNOUNCER:
A registration statement relating to the holding company common stock has been filed with the Securities and Exchange Commission but has not yet become effective. Theses securities may not be sold nor may offers to buy be accepted prior to the time the registration becomes effective.
After the registration statement becomes effective, proxies will be solicited for the 2006 annual meeting only by means of the proxy statement-prospectus contained in the registration statement, which will be furnished to holders of record of Avista common stock as of March 10, 2006....

THE NATURE OF ENERGY
INITIATIVE CARING CLARITY SERVICE
PROGRESS RESOLVE LEADERSHIP
AVISTA Corp.

Corporate Structure

Current Structure
Shareholders
Avista Corporation
Customers
Avista Utilities (Division)
Avista Capital
Avista Energy
Avista Advantage
Other Subsidiaries

Holding Company Structure
Shareholders
Holding Company
Customers
Avista Utilities
Avista Capital
Avista Energy
Avista Advantage
Other Subsidiaries

Avista Utilities (Division) Shareholders Holding Company Customers Avista Utilities Other Subsidiaries Avista Capital Avista Advantage Avista Energy Holding Company Structure Corporate Structure

THE NATURE OF ENERGY
INITIATIVE CARING CLARITY SERVICE
PROGRESS RESOLVE LEADERSHIP
AVISTA Corp.

Holding Company …
What is it and What are the Benefits

Holding Company ... PUHCA repealed by Energy Act of 2005 Holding Company structure is common in utility industry Positions company to respond to opportunities and changing conditions in energy industry in a timely manner Permits financing flexibility What is it and What are the Benefits

Holding Company Process for Approval Board of Directors approves the proposal to change to holding company structure Holding company proposal described in proxy statement Filings made with FERC and regulators in Washington, Idaho and Oregon, conditioned on shareholder approval Shareholders vote at annual meeting, May 11 If approvals received, formation could be implemented by year-end 2006

THE NATURE OF ENERGY
INITIATIVE CARING CLARITY SERVICE
PROGRESS RESOLVE LEADERSHIP
AVISTA Corp.

Holding Company Effects on Employees

Holding Company Effects on Employees Avista Utilities continues to operate a a regulated utility Small number of officers to become holding company officers, as well Employees will work for Avista Utilities No changes from restructuring to work assignments, pay or benefits